Exhibit 2.2

FIRST AMENDMENT
TO
BRANCH PURCHASE AND ASSUMPTION AGREEMENT

This FIRST AMENDMENT TO BRANCH PURCHASE AND ASSUMPTION AGREEMENT (this “First Amendment”), dated as of August 14, 2015, is made and entered into by and between OLD NATIONAL BANK, a national banking association having its principal office in Evansville, Indiana (the “Seller”), and FIRST MID-ILLINOIS BANK & TRUST, N.A., a national banking association having its principal office in Mattoon, Illinois (the “Purchaser”, and together with the Seller, the “Parties”, and each, a “Party”).
WHEREAS, the Seller and the Purchaser are parties to that certain Branch Purchase and Assumption Agreement dated as of January 30, 2015 (the “Agreement”), pursuant to the terms of which the Purchaser shall acquire certain assets and assume certain liabilities of the Seller;
WHEREAS, Section 9.3 of the Agreement prohibits any amendments, modifications or supplements to the Agreement, except by an instrument in writing executed by the Seller and the Purchaser;
WHEREAS, the Seller and Purchaser desire to amend the Agreement as herein provided.
NOW, THEREFORE, in consideration of the premises, the mutual covenants hereinafter contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, subject to the terms and conditions set forth herein, the Seller and the Purchaser hereby agree as follows:
1.    General
The Agreement is amended, as of the date on which the Seller and the Purchaser execute this First Amendment, by adding, deleting or otherwise modifying the provisions of the Agreement as noted herein. This First Amendment is part of the Agreement. All other provisions of the Agreement remain intact and by signing below, each of the Seller and the Purchaser reaffirms its agreement to be bound by the terms and conditions of the Agreement (as hereby amended by this First Amendment).
Capitalized terms used but not defined in this First Amendment shall have the same meanings ascribed to such terms in the Agreement.
2.    Schedules
(a)    The attached Schedule 3.3 supersedes and replaces the existing Schedule 3.3.
(b)    The attached Schedule 3.14 is added to the Agreement.
For purposes of determining the satisfaction of the condition set forth in Section 6.1 of the Agreement, the Disclosure Schedules delivered by the Seller shall be deemed to include only that information contained therein on the date of the Agreement and shall be deemed to exclude any information contained in any disclosure schedule updated pursuant to this Section 2 of the Amendment (the “Schedule Updates”). If the Purchaser closes the transactions contemplated by the Agreement, the Purchaser will be entitled to indemnification pursuant to ARTICLE VIII for any breaches of the representations or warranties of ARTICLE III determined without giving effect to the Schedule Updates, subject, in each case, to the limitations on indemnification set forth in ARTICLE VIII.

3.    Exhibits
(a)    The attached Exhibit 1.3(a) supersedes and replaces the existing Exhibit 1.3(a).
(b)    The attached Exhibit 1.3(e) supersedes and replaces the existing Exhibit 1.3(e).
(c)    The attached Exhibit 1.3(f) supersedes and replaces the existing Exhibit 1.3(f).
(d)    The attached Exhibit 1.5(a) supersedes and replaces the existing Exhibit 1.5(a).
(e)    The attached Exhibit 1.6 supersedes and replaces the existing Exhibit 1.6.
(f)    The attached Exhibit 2.19 supersedes and replaces the existing Exhibit 2.19.
(g)    The attached Exhibit 2.31(b) supersedes and replaces the existing Exhibit 2.31(b).
(h)     The attached Exhibit 5.6(g) is added to the Agreement.
4.    Commitment for Title Insurance and Survey
Section 2.24 of the Agreement is amended to delete from the first sentence thereof the phrase “forty-five (45) days” and to substitute “ninety (90) days” therefor.
5.    Loans
At the Closing, the Seller will assign the letters of credit listed on Exhibit A attached hereto (the “Letters of Credit”) to the Purchaser. The Letters of Credit will constitute Assets under the Agreement. Following the Closing, the Purchaser shall not amend, modify, or extend the Letters of Credit without the Seller’s prompt written consent, which shall not be unreasonably withheld, conditioned or delayed. Additionally, the Purchaser agrees to provide timely notice to terminate the Letters of Credit prior to any automatic extensions.  Further, the Purchaser agrees to provide the Seller prompt notice prior to the termination of any Letter of Credit. On the Closing Date and subject to the Purchaser’s receipt of complete copies of the Letters of Credit, the Purchaser shall issue one or more standby letter(s) of credit to secure obligations under the Letters of Credit, in a form and substance reasonably satisfactory to the Seller.
6.    ATMs and Dealer Reserves
Section 1.9 of the Agreement is amended to include the following sentence immediately before the last sentence of Section 1.9:
“Notwithstanding the foregoing and anything to the contrary contained in this Agreement or any in exhibit or schedule hereto, for the purposes of calculating the Purchase Price, (x) the ATM machines reflected in Schedule 1.3(e) shall have an aggregate adjusted book value of $29,200 and (y) the dealer reserves with respect to certain prepaid assets shall be discounted by 6%.”
7.    Brokerage Accounts
(a)    Section 1.3 of the Agreement is amended to move the text of Subsection (k) to a new Subsection (l), and to add a new Subsection (k), the text of which to read as follows:
“(k) all rights and interests of the Seller with respect to the accounts listed on Exhibit 1.3(k) and contracts associated therewith (the “Brokerage Accounts”), in connection with annuities, securities and investment products, including, without limitation, all rights of the Seller to receive income, premiums, fees or commissions relating to annuities, securities or investment products following the Closing Date; and”

(b)    Section 1.5 of the Agreement is amended to move the text of Subsection (h) to a new Subsection (i), and to add a new Subsection (h), the text of which to read as follows:
“(h) the performance of contractual obligations arising, and relating to the period, after the Closing Date under the Brokerage Accounts; and”
8.    HSA Accounts
Section 1.4 of the Agreement is amended to move the text of Subsection (i) to a new Subsection (j), and add a new Subsection (i), the text of which to read as follows:
“(i) all Health Savings Accounts (HSAs) maintained by the Seller or any of its affiliates for a customer attributed to the Branches; and”
9.    Swap Agreements
The Seller is retaining the swap agreements listed on Exhibit B attached hereto (the “Swap Agreements”) related to certain of the Loans. The Purchaser agrees to indemnify the Seller against, and hold the Seller harmless from, any Losses with respect to the Swap Agreements relating to the post-Closing period, provided that the Seller provides to the Purchaser a written calcuation and notice, reasonably satisfactory to the Purchaser, of any such Loss. On a monthly basis for so long as the Swap Agreements remain outstanding, the Seller will provide to the Purchaser a written notification of the potential Losses under the Swap Agreements.
10.    Indirect Auto Lending
Notwithstanding Section 2.20 of the Agreement, Seller can continue its existing indirect auto lending business and existing relationships with such dealers in the Restricted Area.
11. Owned Real Property
Section 1.9, Section (b)(ii) of the Agreement is amended to add “and the Owned Real Property” immediately after “the net book value of the Fixed Assets.”
12. Trailing Payments
The last sentence of Section 2.8(a) is amended and restated in its entirety to read as follows:
“The Purchaser’s obligations hereunder to honor checks, drafts and withdrawal orders on forms provided by the Seller and carrying the Seller’s imprint (including name and transit routing number) shall not apply to any such check, draft or withdrawal order (i) presented to the Purchaser more than ninety (90) days (or, one hundered and eighty (180) days if presented by Southern Illinois University) following the Closing Date or (ii) on which a stop payment has been requested by the depositor.”

The first two sentences of Section 2.8(c) are amended and restated in their entirety to read as follows:
“The Seller and the Purchaser shall make arrangements to provide for the daily settlement with immediately available funds by the Purchaser of checks, ACH charges or debits, drafts, withdrawal orders, debit card trailing activity and returns presented and paid by Seller for the period between the Closing Date and ninety (90) days after the Closing Date and which are drawn on or chargeable to Deposit Liabilities transferred to the Purchaser; provided, however, that such period shall be one hundered and eighty (180) days in the case of any checks, ACH charges or debits, drafts, withdrawal orders, debit card trailing activity and returns presented and paid by Seller with respect to Southern Illinois University. After the expiration of such applicable period following the Closing Date, the Seller shall dishonor all checks, drafts, withdrawal orders and other instruments and items drawn on the Deposit Liabilities which are presented in any manner to the Seller, unless the Seller and the Purchaser agree to extend such applicable period and extend the provision for a settlement account as necessary.”

The last sentence of Section 2.8(d) is amended and restaed in its entirety to read as follows:
“In connection with the obligations under Section 2.4(b) hereof, the Purchaser and the Seller shall cooperate in good faith (i) to determine the method and timing for remitting to the Purchaser and settling, for up to a ninety (90) day period (or, for a one hundered and eighty (180) day period if related to Southern Illinois University) following the Closing Date , ACH direct deposits and FedWire direct deposits relating to accounts constituting Deposit Liabilities, as well as such other matters relating thereto as may be necessary or advisable for purposes of assuring an orderly transition of ownership of the Deposit Liabilities to the Purchaser hereunder, and (ii) to determine the method and timing for remitting to the Seller and settling, for up to a ninety (90) day period (or, for a one hundered and eighty (180) day period if related to Southern Illinois University) following the Closing Date, ACH direct deposits and FedWire direct deposits relating to deposit accounts of the Seller that are not Deposit Liabilities, but which transactions are nonetheless routed to the Purchaser, as well as such other matters relating thereto as may be necessary or advisable for purposes of assuring the orderly processing of transactions routed to the Purchaser that relate to deposit accounts of the Seller that are not Deposit Liabilities.”

The last sentence of Section 2.8(e) is amended and restaed in its entirety to read as follows:

“In connection with the obligations under Section 2.4(b) hereof, the Purchaser and the Seller shall cooperate in good faith, (i) to determine the method and timing for forwarding to the Purchaser and settling, for up to a ninety (90) day period (or, for a one hundered and eighty (180) day period if related to Southern Illinois University) following the Closing Date all direct debits relating to accounts constituting Deposit Liabilities, as well as such other matters relating thereto as may be necessary or advisable for purposes of assuring an orderly transition of ownership of the Deposit Liabilities to the Purchaser hereunder, and (ii) to determine the method and timing for forwarding to the Seller and settling, for up to a ninety (90) day period (or, for a one hundered and eighty (180) day period if related to Southern Illinois University) following the Closing Date all direct debits relating to deposit accounts of the Seller that are not Deposit Liabilities, but which transactions are nonetheless routed to the Purchaser, as well as such other matters relating thereto as may be necessary or advisable for purposes of assuring the orderly processing of transactions routed to the Purchaser that relate to deposit accounts of the Seller that are not Deposit Liabilities.”

13. Closing Documents
(a) Section 5.6 of the Agreement is amended to move the text of Subsection (g) to a new Subsection (h), and to add a new Subsection (g), the text of which to read as follows:
“(g) a lease with respect to the Real Property located in Lawrenceville, Illinois signed by a duly authorized officer of the Purchaser in substantially the form set forth in Exhibit 5.6(g); and”
(b) Section 6.6 of the Agreement is amended to move the text of Subsection (s) to a new Subsection (t), and to add new Subsection (s), the text of which to read as follows:
“(s) a lease with respect to the Real Property located in Lawrenceville, Illinois signed by a duly authorized officer of the Seller in substantially the form set forth in Exhibit 5.6(g); and”
14. Sublease
Notwithstanding anything in the Agreement to the contrary, the Parties hereby agree that the Branch Lease listed on Exhibit 1.3(d) to the Agreement with respect to the Branch located in Carmi, Illinois (the “Carmi Branch”) will not be assigned to the Purchaser by the Seller at the Closing, and that such Branch Lease shall be an Excluded Asset and the obligations and responsibilities of the lessee thereunder shall be Excluded Liabilities; provided, however, that the Parties agree that at Closing the Seller shall sublease the Carmi Branch to the Purchaser pursuant to the terms of such Branch Lease and in accordance with the terms of a sublease agreement reasonably agreed to by the Seller and the Purchaser.

15.    Ratification
As amended by this First Amendment, the Agreement is in all respects ratified and confirmed, and as so amended by this First Amendment, the Agreement shall be read, taken and construed as one and the same instrument. Upon the execution of this First Amendment, each reference in the First Agreement to “this Agreement,” “hereby,” “hereunder,” “herein,” “hereof” or words of like import referring to the Agreement shall mean and refer to the Agreement as amended by this First Amendment. Any and all notices, requests, certificates and other instruments executed and delivered prior to, on or after the date of this First Amendment may refer to the Agreement without making specific reference to this First Amendment, but nevertheless all references to the Agreement shall be a reference to such document as amended hereby
16.    Counterparts
This First Amendment may be executed in several counterparts, each of which shall be deemed an original, but all of which, taken together, shall constitute one and the same instrument and shall become effective when counterparts have been signed by each of the Seller and the Purchaser and delivered to the other parties, it being understood that the Seller and the Purchaser need not sign the same counterpart.

IN WITNESS WHEREOF, the Seller and the Purchaser have made and entered into this First Amendment to be executed in its name and on its behalf by its duly authorized representative, effective as of the date first written above.

OLD NATIONAL BANK

By: /s/ Jeffrey L. Knight
Name: Jeffrey L. Knight
Title: Executive Vice President, Corporate Secretary and
Chief Legal Counsel

FIRST MID-ILLINOIS BANK & TRUST, N.A.

By: /s/ Joseph R. Dively
Name: Joseph R. Dively
Title: President & CEO